SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J No 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 508th MEETING OF THE BOARD OF DIRECTORS
HELD NOVEMBER 08th, 2005

On the 8th (eighth) calendar day of November, two thousand and five, at 2:00 (two) p.m., in the Company's office located at Avenida das Nações Unidas, No. 4777, ZIP Code 05477-000, São Paulo-SP, the 508th (five hundred and eighth) Meeting of the Board of Directors of BRASKEM S.A was held, and the undersigned Board members were present. The Board members Maria das Graças Silva Foster and Francisco Teixeira de Sá were absent, being replaced by their respective alternates, Edmundo José Correia Aires and Lúcio José Santos Júnior. The Board members Maria Roma de Freitas and Alvaro Pereira Novis were also absent, as well as their alternates, being the last replaced by the Board member Ruy Lemos Sampaio, pursuant to the letters of representation previously sent, in accordance with the procedure defined in the Company by-laws. The Chief Executive Officer José Carlos Grubisich Filho, the Executive Officers Mauricio Ferro and Paul Altit, the representant of the Fiscal Council, Mr. Ismael Abreu, the Secretary of the Board of Directors, Mr. Nelson Raso, and Mrs. Ana Patrícia Soares Nogueira were also present. The Board member Pedro Augusto Ribeiro Novis directed the meeting, and Mrs. Ana Patrícia Soares Nogueira acted as secretary. AGENDA: I) Subjects for deliberation: The Board of Directors unanimously approved the following deliberations: 1) PROPOSALS FOR DELIBERATION (“PD”) - approved, after the due analysis of its terms and connected documentation, the following Proposals for Deliberation, previously delivered by the Board of Executive Officers to the members of the Board of Directors for aknowledgement, as provided in the Internal Rules of the Board of Directors, copies of which has been duly filed at the Company’s headquarters: a) PD.CA/BAK-29/2005 – Incorporation of a Company in Argentina – for the purpose of approve the incorporation of a Company in Argentina, pursuant to the characteristics and detailed procedures contained in the respective PD, authorizing the Board of Executive Officers to practice all necessary acts for the incorporation of the Company; b) PD.CA/BAK-30/2005 – Constitution of a Guarantee in favour of Banco Nacional de Desenvolvimento Econômico e Social – BNDES – for the purpose of authorizing the Board of Executive Officers to practice all necessary acts (i) for the constitution of a mortgage, in favour of BNDES, on the petrochemical polyethylene plant located in Triunfo/RS, pursuant to the justificatives and characteristics described in the respective PD; and (ii) for the amendment of the Agreements, as defines in the respective PD, in order to reflect the substitution of the guarantee referred herein; 2) RESIGNATION OF MEMBER OF THE BOARD OF DIRECTORS - be acknowledged of the resignation presented by the Board member Fernando de Castro Sá, being registered the wishes of gratefulness of the other Board of Directors members to the resigning member for the commitment and the contributions during his charge at the Company, being after that authorized the convocation of the General Extraordinary Meeting to elect the substitute of the resigning Director, to be held at date and time to be defined by the President of the Board of Directors, through publication of the respective Notice of Convocation according to the law; II) Subjects for Acknowledge: Presentations had been made by the respective Executive Officers responsible for the subjects contained in this item II, which are: 1) Results of the Company related to the 3rd Fiscal Quarter of 2005; and 2) Update on the Braskem+ Program. III) Subjects of Company Interest: Informations on the analysis of the proposal of reorganization of the Permanent Comitees of support to the Board of Directors of the Company, which shall be subject for deliberation on the next Board meeting. IV) CLOSING OF MINUTES - No further subject existing to be dealt with, these minutes have been prepared, read, discussed and approved, being signed by all attending Board members, by the President and the Secretary of the meeting. São Paulo, November 8th, 2005. [Ass.: Pedro Augusto Ribeiro Novis – President; Ana Patrícia Soares Nogueira – Secretary; Alvaro Fernandes da Cunha Filho - Vice-President; Alvaro Pereira Novis (rep’d by Ruy Lemos Sampaio); André Tapajós Cunha; Edmundo José Correia Aires; José de Freitas Mascarenhas; Lúcio José Santos Júnior; Luiz Fernando Cirne Lima; Newton Sergio de Souza; Patrick Horbach Fairon].

Conforms to the original version recorded in the official records.

Ana Patrícia Soares Nogueira
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer